Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

www.fredlaw.com

Direct: (612) 492-7338

Main: (612) 492-7000

Fax: (612) 492-7077

Email: tsteichen@fredlaw.com

January 18, 2011

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voyager Oil & Gas, Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed December 10, 2010

File No. 333-166402

Dear Ms. Ledbetter:

On behalf of Voyager Oil & Gas, Inc. (the “Company”), we are responding to your comment letter, dated January 6, 2011, to Mr. James Russell Reger, Chief Executive Officer of the Company, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-3 filed December 10, 2010 (the “Amendment No. 3”).  A responsive Pre-Effective Amendment No. 4 to the Form S-3 (the “Amendment No. 4”) has been filed concurrently herewith via EDGAR.  We have also provided you with a courtesy marked copy of Amendment No. 4 showing changes to the Amendment No. 3 to assist in your review.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

Amendment No. 3 to Registration Statement on Form S-3

General

1.                                      Where the following comments relate to disclosure which appears in more than one place or contain more than one point, ensure that you make corresponding changes to each affected portion and address all such points.

Also make clear precisely where in the marked version of the amendment we will find all such responsive disclosure.

Response:                                        The Company respectfully advises the Staff that for each of the comments that relates to disclosure that appears in more than one place or contains more than one point, the Company has made corresponding changes to each affected portion of the document and addressed all such points.  The Company’s responses to the comments also provide the precise page number in the marked version of Amendment No. 4 where such responsive disclosure appears.

2.                                      Ensure that you provide current and updated disclosure with each amendment.  For example, you refer at page 29 to test wells “expected to be completed by October 2010,” despite filing the most recent amendment on December 10, 2010.  Similarly, you did not provide an updated opinion of counsel despite the change to the number of shares which are the subject of the amended registration statement, instead indicating in the exhibit list that exhibit 5.1 has been “previously filed.”  Lastly, ensure that your exhibit list as revised indicates precisely when and with what filing such documents have been “previously filed.”

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 2, 3, 7, 9, 10, 11, 20, 24, 25, 26, 28, 29, 31, 36, 41, and 43-48 of the Amendment No. 4.  Please also see Exhibit 5.1 to the Amendment No. 4.

3.                                      We note your revised disclosure in response to comment 3 from our letter to you dated October 22, 2010.  Please add the disclosure required by Item 1205(a) of Regulation S-K.  For instance, your discussion of test wells drilled appears to suggest that you have exploratory wells, within the meaning of the item requirement.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 35 and 36 of the Amendment No. 4.

Certain Relationships and Related Transactions, page 12

4.                                      Please disclose in this section the transactions with Steven Lipscomb and Michael Reger which you disclose in Note 6 to your financial statements in your Form 10-Q for the fiscal period ended September 30, 2010, or explain that omission to us.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page 12 of the Amendment No. 4.

Business, page 24

5.                                      We note your responses to comments 7 through 11 from our letter to you dated October 22, 2010.  We originally identified the assertions cited in those comments in comment 29 of our letter to you dated July 14, 2010.  For the most part, you have removed the statements from your registration statement disclosure.  However, please give effect to all applicable comments issued during the pendency of this review when you file the amendment to your Form 8-K originally filed on April 22, 2010.  For example, remove any assertions for which you did not provide us with sufficient independent support in response to our comment(s).  See the last sentence of comment 2 from our letter to you dated October 22, 2010.  See also the first paragraph of your response to prior comment 28 in your letter to us dated July 26, 2010.  In the amended Form 8-K, you may add a statement to indicate that a more current discussion of your business appears in the prospectus of the Form S-3 registration statement, in the form it was declared effective.

Response:                                        In response to the Staff’s comment, the Company undertakes to file an amended Form 8-K following the declaration of effectiveness for the Form S-3 by the Staff.  The Company will add a statement in the amended Form 8-K that a more current discussion of the Company’s business appears in the prospectus of the Form S-3 registration statement, in the form it was declared effective by the SEC.

Voyager’s Business, page 26

6.                                      We note your response to comment 9 from our letter to you dated October 22, 2010 and we re-issue in part.  Please refer to the following sentences at the bottom of page 26: “Voyager’s land team consists of private contractors delivering acreage to Voyager and being paid on a per diem or per acre basis.  As stated above, the land team consists of land professionals that have been trained in land acquisition over the last 10 years by J.R. Reger, Chief Executive Officer of Voyager.”

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page 26 of the Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets and Acreage Holdings, page 34

7.                                      Please revise your disclosure to include the total gross and net undeveloped acreage by geographic area.  Provide the gross acreage amounts as well as the net acreage amounts, and specify whether the acreage is developed or undeveloped.  Refer to Item 1208 of Regulation S-K.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page 34 of the Amendment No. 4.

Cautionary Factors That May Affect Future Results, page 49

8.                                      We note the revised disclosure in this section.  Please further revise to comply with the points and principles identified in the applicable comments set forth in our letter to which you responded by letter dated July 26, 2010.  For example, we refer to you the first bullet point of your response to prior comment 2 and to your response to prior comment 6.  The reader should not be directed to other documents; you must provide a comprehensive and current Risk Factors section in this Form S-3 prospectus, insofar as you are providing disclosure which would otherwise be required in a Form S-1.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 9 and 41 of the Amendment No. 4.

Management, page 50

9.                                      For each listed individual, including the new sketch you added for Mr. Sherman, provide start and end dates, specifying the month and year, for each position held in the past five years.  There should be no gaps or ambiguities with regard to time in the five year period which Item 401 of Regulation S-K requires.  Refer to your response to prior comment 32 as set forth in your letter to us dated July 26, 2010.

Response:                                        The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 42 and 43 of the Amendment No. 4.

We believe that this response letter addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (612) 492-7338 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Thomas F. Steichen
Thomas F. Steichen

cc:                                 H. Roger Schwall, Assistant Director

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson